SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANUAL FOR THE ORDINARY AND EXTRAORDINARY

GENERAL SHAREHOLDERS’ MEETINGS

TO BE HELD ON APRIL 28, 2023

INDEX

1.	Message from the Co-Chairman of the Board of Directors

2.	General Information – Procedures and Deadlines

3.	Call Notice

4.	Information Regarding the Matters in the Agenda

4.1       Ordinary Shareholders’ Meeting

4.2       Extraordinary Shareholders’ Meeting

4.3       Published Documents to the Shareholders

5.	Exhibit - Management Proposal

1.	MESSAGE FROM THE CO-CHAIRMAN OF THE BOARD OF DIRECTORS

São Paulo, March 28, 2023.

To the Shareholders,

We are delighted to invite you to read our Manual (“Manual”) for the Ordinary and Extraordinary General Shareholders’ Meetings of Ambev S.A. (“Company”) to be held, cumulatively, on April 28, 2023, at 2:00 p.m., in an exclusively digital form, through Zoom digital platform (“Digital Platform”), to be considered held, for the purposes of article 5, § 2, item I, § 3, and article 28, §§ 2 and 3, of the Brazilian Securities Commission (“CVM”) Resolution No. 81, of March 29, 2022 (“CVM Resolution 81/22”), at the Company’s headquarters (“AGOE” or “Shareholders’ Meetings”).

The main matters in the agenda for the AGOE are, in short: in the Ordinary Shareholders’ Meeting, (i) analysis and approval of the Management accounts and examination, discussion and voting on the financial statements of the Company for the fiscal year ended December 31, 2022; (ii) resolution on the allocation of the net profits for the year ended December 31, 2022; (iii) definition of the number of members of the Board of Directors and election of the effective and alternate members of the Board of Directors for a term in office of three (3) years, which shall end on the Ordinary Shareholders’ Meeting to be held in 2026; (iv) election of the effective and alternate members of the Fiscal Council for a term in office of one (1) year, which shall end on the Ordinary Shareholders’ Meeting to be held in 2024; (v) establishment of the global compensation of the Management for the fiscal year of 2023; (vi) establishment of the compensation of the members of the Fiscal Council for the fiscal year of 2023; and, in the Extraordinary Shareholders’ Meeting, (vii) amendment of the Company's By-laws to: (a) include item “r”, of article 3 of the Bylaws, to detail in the corporate purpose the ancillary activities related to the main activities carried out by the Company; (b) amend the heading of article 5 of the Bylaws, in order to reflect the capital increases approved by the Board of Directors up to the date of the AGOE, within the authorized capital limit; (c) amend § 5 of article 15, in order to adapt it to the provisions of CVM Resolution 80, of March 29, 2022 (“CVM Resolution 80/22”); (d) amend the wording of item “c” of article 21 of the Bylaws, in order to clarify that all the Company’s annual long-term strategic plans shall be approved by the Board of Directors; and (viii) consolidation of the Company’s Bylaws.

The Call Notice included in item 3 of this Manual describes in detail the matters included in the agenda to be resolved on the AGOE. Additional information may be found in the Management Proposal, an exhibit to this Manual.

The Company will hold the AGOE in an exclusively digital form in accordance with the provisions of CVM Resolution 81/22. Accordingly, the shareholders may: (i) send the distance voting instrument prior to the AGOE, or (ii) participate and vote remotely during the AGOE through the electronic system provided by the Company, as indicated in this Manual.

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We emphasize that the information and guidelines contained in this Manual do not replace or change the legislation or regulation applicable to general meetings and shareholders’ participation, which must be fully complied with.

We require everyone to carefully examine the documents related to the AGOE that are available to shareholders at the Company’s headquarters, as well as on the web pages of the Company (http://ri.ambev.com.br), of CVM (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br) on the world wide web.

Sincerely,

Victorio Carlos De Marchi

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2.	GENERAL INFORMATION – PROCEDURES AND DEADLINES

The participation of the shareholders in the AGOE is of great importance.

The Ordinary Shareholders’ Meeting will be declared open upon a first call with the attendance of shareholders representing at least 1/4 of the corporate capital. The Extraordinary Shareholders’ Meeting will be declared open upon a first call with the attendance of shareholders representing at least 2/3 of the corporate capital. We note that, should there not be sufficient quorum for declaring the Shareholders’ Meetings open, a new call will take place. Upon a second call, the Shareholders’ Meetings will be declared open with any number of shareholders present.

The shareholders may: (i) send a distance voting instrument prior to the Shareholders’ Meetings; or (ii) upon prior registration, participate and vote remotely during the Shareholders’ Meetings through the electronic platform Zoom made available by the Company (“Electronic System”), as detailed below.

The shareholders who wish to do so may also simply participate in the Shareholders’ Meetings through the Electronic System, whether or not they have sent a distance voting instrument. It is noted that, under the terms of the applicable regulations, the presiding board will disregard the distance voting instruments sent by shareholders who participate in the Shareholders’ Meetings through the Electronic System and at that moment choose to vote during the Shareholders’ Meeting.

2.1.	PARTICIPATION THROUGH THE ELECTRONIC SYSTEM

Required documentation:

In order to be admitted to participate in the AGOE, the shareholder, or shareholder’s representative, must prove its position, upon prior deposit of the following documents:

2.1.1.	Individuals

Identity document with photo of the shareholder (Identity Card (RG), Foreigner’s Identity Card (RNE), Driver’s License (CNH), passport or a document issued by a duly recognized professional association); and proof issued by the depository financial institution or custodian of the book-entry shares or in custody pursuant to article 41 of Law No. 6,404/76.

2.1.2.	Legal Entities

(a) Last consolidated bylaws or articles of association, as the case may be; (b) other documents that evidence the powers granted to the legal representative(s) of the shareholder, pursuant to its bylaws or articles of association, including, without limitation, minutes of election of directors, officers, powers of attorney etc.; (c) identity document with photo of the legal representative(s); and (d) proof issued by the depository financial institution of the book-entry shares or in custody pursuant to article 41 of Law No. 6,404/76.

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2.1.3.	Investment Funds

(a) Last consolidated regulations of the fund; (b) bylaws or articles of association of its administrator or manager, as the case may be, subject to the voting policy of the fund; (c) other documents that evidence the powers granted to the legal representative(s) of the manager or administrator of the fund, as the case may be; (d) identity document with photo of the legal representative(s); and (e) proof issued by the depository financial institution of the book-entry shares or in custody pursuant to article 41 of Law No. 6,404/76.

2.2.	PROXY

The shareholders may be represented by a proxy granted within less than one year, pursuant to article 126, §1 of Law No. 6,404/76. In this case, in order to take part in the AGOE, the shareholder’s representative must bear an instrument attesting the respective powers of representation at the AGOE.

Exceptionally, in order to facilitate the participation in the AGOE, the Company waives the formalities of signature certification and notarization, consularization and sworn translation of the proxies granted by shareholders, as applicable, which may be signed via digital certificate.

It is requested that the powers of attorney with special powers for representation in the AGOE be sent to the email of the Company’s Investor Relations Department (ri@ambev.com.br) by April 26, 2023, at 2:00 p.m., Brasília time, along with the other required documents for prior registration as indicated in this Manual.

Procedure for participation and voting through the Electronic System

Considering that participation in the AGOE will be in an exclusively digital form, shareholders, or their representatives, who wish to participate in the AGOE must register by sending an email to the Investor Relations Department (ri@ambev.com.br) by April 26, 2023, at 2:00 p.m., Brasília time, attaching all the documents listed above.

As provided for in the regulations in effect, those who do not register, along with the requested documentation, within the aforementioned period will not have access to the Electronic System on the date of the Shareholders’ Meetings.

After sending the email containing the requested documents for participation, the Company will analyze the registration, and the shareholders, or their representatives, as the case may be, will receive, through the email address used for the registration request, a message informing about the approval of their registration to participate in the AGOE or the reason for their rejection.

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The shareholders, or their representatives, whose registration has been rejected, will be allowed to settle the pending issue identified until 10:00 a.m., Brasília time, on April 28, 2023.

The message approving the registration of the shareholders, or their representatives, will contain the guidelines for access to the Electronic System on the date of the Shareholders’ Meetings, emphasizing that the registered password is individual and non-transferable.

On the date of the Shareholders’ Meetings, the electronic address (link) to access the Electronic System will be available forty (40) minutes before the start time of the Shareholders’ Meetings. After procedures of the AGOE have started, it will not be possible for any person to enter the Shareholders’ Meetings, regardless of previous registration.

The Company recommends that shareholders, or their qualified representatives, familiarize themselves with the Electronic System in advance and verify the compatibility of their equipment with the use of the Electronic System, as well as that, on the date of the AGOE, they enter the Electronic System in advance of the schedule start time, with the purpose of ensuring the registration of their access and their participation in the AGOE.

The shareholders who participate through the Electronic System will be considered present at the AGOE and signatory of the respective minutes, pursuant to article 47, § 1, of CVM Resolution 81/22. It should be noted that only the shareholders, or their representatives, who register in advance and access the Electronic System on the date of the Shareholders’ Meetings, in the manner and period set forth in this Manual, will be considered present.

Upon carrying out the previous registration, the shareholders, or their authorized representatives, undertake: (i) to use the received access data to the Electronic System solely and exclusively for participation and distance voting during the AGOE; (ii) not to transfer or disclose, in whole or in part, the access data to any third party, whether shareholder or not, recognizing that these are for individual use and non-transferable; and (iii) not to record or reproduce, in whole or in part, nor transfer, to any third party, whether shareholder or not, the content or any information transmitted by digital means during the AGOE.

Additionally, the Company recommends that, during the AGOE, participants use headphones, keep their microphones muted and their cameras turned off, except when speaking, in order to avoid instability in the connection and improve audio quality, it being hereby permitted to the members of the presiding board of the Shareholders’ Meetings to turn off cameras and microphones, when the floor is not open to the participants.

Notwithstanding the foregoing, the Electronic System will provide a written and instant dialogue box for communication with the presiding board and among the participants. Shareholders, or their representatives, who wish to take the floor to make a statement on any matter not related to the Shareholders’ Meetings agenda must use the usual channels of contact with the Company, through the Investor Relations Department.

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The Company emphasizes that it will be the sole responsibility of the shareholders, or their representatives, to ensure the compatibility of their equipment with the use of the Electronic System. Under the terms of the applicable regulations, the Company will not be responsible for any operational or connection problem that the shareholders, or their representatives, may face that makes it difficult or impossible for them to participate in the AGOE that is not under the control of the Company, such as Internet connection instability or incompatibilities with the shareholders’ equipment, or their representative’s equipment.

The electronic platform Zoom provided by the Company complies with the requirements set forth in article 28, § 1, of CVM Resolution 81/22, namely: (a) the possibility of making statements and simultaneous access to documents presented during the AGOE that were not previously made available; (b) the full recording of the Shareholders’ Meetings; and (c) the possibility of communication among the shareholders.

The shareholders, or their representatives, who are present at the Shareholders’ Meeting, hereby authorize the Company to use any information recorded at the AGOE to register the possibility of making statements and visualization of the documents presented during the AGOE; register the authenticity and security of communications during the Shareholders’ Meetings; register the attendance and vote cast; comply with a legal order from competent authorities; and defend the Company, its managers and contracted third parties, in any judicial, arbitration, regulatory or administrative level. Finally, the Company informs that the AGOE will be fully recorded, pursuant to the applicable regulations.

2.3.	DISTANCE VOTING

The shareholder that elects to exercise its distance voting right may do so by sending its voting instrument to the services providers that are able to collect and transmit instructions for filling out the instrument, or directly to the Company.

The shareholders may send the instructions for completion of the distance voting instrument to service providers which provide services of collection and transmission of instructions for completion of the distance voting instrument, such as:

(i)	the shareholder’s custodian, in case the shares are deposited in a central depository; or

(ii)	Banco Bradesco S.A., as the financial institution hired by the Company to provide securities bookkeeping services, in case the shares are not deposited in a central depository.

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If the shareholder wishes to vote at distance by sending the voting instrument directly to the Company, it shall send the documents below directly to the Company. In this case, they shall send the instrument filled out, together with the documents indicated below, to the email of the Company’s Investor Relations Department (ri@ambev.com.br), or physically, to the Company’s address, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, ZIP Code 04530-001, São Paulo/SP, to the attention of the Investor Relations Department (Departamento de Relações com Investidores), pursuant to article 27 of CVM Resolution 81/22:

(i)          distance voting instrument concerning the general meeting, duly filled out and signed, with all its pages initialed, being allowed signatures by digital certificate;

(ii)         extract containing their respective stock ownership; and

(iii)       copy of the following documents:

•      for individuals - identity document with photo of the shareholder;

•      for legal entities - (a) last consolidated bylaws or articles of association, as the case may be, (b) other documents that evidence the powers granted to the legal representative(s) of the shareholder, pursuant to its bylaws or articles of association, including, without limitation, minutes of election of directors, officers, powers of attorney etc., and (c) identity document with photo of the legal representative(s);

•      for investment funds - (a) last consolidated regulations of the fund, (b) bylaws or articles of association of its administrator or manager, as the case may be, subject to the voting policy of the fund, (c) other documents that evidence the powers granted to the legal representative(s) of the manager or administrator of the fund, as the case may be, and (d) identity document with photo of the legal representative(s).

The following identity documents will be accepted, provided they have a photo of the bearer: Identity Card (RG), Foreigner’s Identity Card (RNE), Driver’s License (CNH), passport or a document issued by a duly recognized professional association.

Exceptionally, the Company waives the formalities of signature certification and notarization, consularization and sworn translation for items (i) to (iii) above, with the free translation of documents sufficient for the purposes of accepting distance voting instruments sent directly to the Company.

The distance voting instruments, along with their respective documentation under the terms of this Manual, will only be considered at the AGOE if received by the Company, in good order and in compliance with the provisions above, with at least 7 days in advance of the date of the AGOE, therefore, until April 21, 2023, included. Pursuant to Article 46 of CVM Resolution 81/22, the Company will inform the shareholder whether the documents received are sufficient for the vote to be deemed valid or the procedures and terms for any rectification or for resending, if necessary.

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If any shareholder wishes to include proposals for candidates to be members of the board of directors or the fiscal council in the distance voting instruments, it will be required to submit such proposals by mail to Rua Dr. Renato Paes de Barros, 1017, 4th floor, ZIP Code 04530-001, São Paulo/SP, to the attention of the Investor Relations Department (Departamento de Relações com Investidores), along with the documents concerning the proposal (including the information mentioned in Article 38 of CVM Resolution 81/22) and the status and interest of the shareholder, within the terms and in the manner established in the applicable regulation.

2.4.	MECHANISMS FOR CONFLICT OF INTERESTS MANAGEMENT

According to the practice recommended in item 5.2.3 of the Brazilian Code of Corporate Governance (Código Brasileiro de Governança Corporativa), the Company has mechanisms for managing conflicts of interests in the voting submitted to the Shareholders’ Meetings.

Article 115, §1 of Law No. 6,404/76 provides that the shareholder may not vote on the resolutions at the shareholders’ meeting that relate to the appraisal report of assets to which the shareholder may contribute on the formation of the capital stock and to the approval of its accounts as manager, nor in any other resolutions that might benefit the shareholder in a particular way, or in which the shareholder has a conflicting interest with the Company’s interest.

During the AGOE, in case of allegation, by any of the shareholders present at the meeting, of an alleged conflict of interest of another shareholder that impedes him of voting at the meeting, or, even, in case of occurrence of another legal hypothesis of voting impediment (including, as the case may be, of participation in a separate voting for the election of a member of the Board of Directors or Fiscal Council), and if the shareholder himself has not declared an impediment, the chairman or secretary of the meeting shall postpone the resolution in order to listen and receive such allegation (which shall include the name of the shareholder in potential conflict, the matter to be resolved and the alleged existent conflict), with the possible manifestation in contrary from the relevant shareholder, before putting the matter to a vote. The chairman of the meeting himself may, in identifying a potential voting impediment, request clarifications on the situation from the shareholder, before putting the matter to a vote. If an impediment is confirmed, the relevant shareholder must be immediately absent from the discussions on the matter and abstain from voting.

If a conflict situation is identified by a shareholder and such situation is not informed as set forth above, such shareholder must inform the Company of the situation within fifteen days as of the date of the AGOE, so that the Management of the Company can take the appropriate measures with regard to the resolution.

Aligned with the understandings of CVM, in situations in which the voting impediment is clear and the shareholder does not abstain from voting, the chairman of the meeting has the power to declare such impediment, not being allowed to impede the voting in other situations, notwithstanding the legal provisions on the potential nullity of the casted vote.

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3.           CALL NOTICE

The shareholders of the Company are invited to attend the AGOE, to be held, cumulatively, on April 28, 2023, at 2:00 p.m., in an exclusively digital form, through the Digital Platform, to be considered held, for the purposes of article 5, § 2, item I, § 3, and article 28, §§ 2 and 3, of CVM Resolution 81/22, at its headquarters, to resolve on the following agenda:

(a)	Ordinary General Meeting:

(i)	analyze and approve the Management accounts, with examination, discussion and voting on the Company’s financial statements related to the fiscal year ended December 31, 2022;

(ii)	discuss the allocation of the net profits for the fiscal year ended December 31, 2022;

(iii)	define the number of members of the Board of Directors and elect the effective and alternate members of the Board of Directors for a term in office of three (3) years, which shall end on the Ordinary General Meeting to be held in 2026;

(iv)	elect the effective and alternate members of the Fiscal Council for a term in office of one (1) year, which shall end on the Ordinary General Meeting to be held in 2024;

(v)	establish the Management overall compensation for the fiscal year of 2023;

(vi)	establish the compensation of the members of the Fiscal Council for the fiscal year of 2023.

(b)	Extraordinary General Meeting:

(vii)	amend the Company's Bylaws to:

(a)	add item “r”, of article 3, to detail in the corporate purpose of the Company ancillary activities related to the main activities carried out by the Company;

(b)	amend the heading of article 5, in order to reflect the capital increases approved by the Board of Directors up to the date of the AGOE, within the authorized capital limit;

(c)	amend § 5 of article 15, in order to adapt it to the provisions of CVM Resolution 80/22;

(d)	amend the wording of item “c” of article 21, in order to clarify that all the Company’s annual long-term strategic plans shall be approved by the Board of Directors; and

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(viii)	consolidate the Company’s Bylaws.

General Information:

1.	On March 2, 2023, the following documents were published on the newspaper “Valor Econômico”: (i) the annual management report; (ii) the financial statements regarding the fiscal year ended on December 31, 2022; (iii) the report of the independent accountant’s opinion; and (iv) the Fiscal Council’s opinion.

2.	The documents and information referred to above and those listed in CVM Resolution 81/22 were presented to the CVM by means of its information system Empresas.Net, in accordance with Article 7 of such rule, and are available to the shareholders at the Company’s headquarters, on its Investor Relations website (ri.ambev.com.br), and on the websites of B3 (www.b3.com.br) and CVM (www.cvm.gov.br).

3.	The AGOE shall be held in an exclusively digital form, through the Digital Platform, under the terms of CVM Resolution 81/22 and in accordance with the instructions detailed in the Call Notice (“Notice”), the Management Proposal and the Manual disclosed by the Company.

4.	Subject to the procedures described in the Notice, in the Management Proposal and in the Manual, the shareholders who choose to participate in the AGOE shall send to the Company email to the Investor Relations Department (ri@ambev.com.br), by April 26, 2023, at 2:00 p.m., Brasilia time (according to the term provided for in article 6, § 3, of CVM Resolution 81/22): (i) statement attesting their respective stock ownership, issued by the custodian institution, for shareholders participants in the Registered Stocks Fungible Custody of B3; and (ii) scanned copies of the following documents:

•      Individuals: identity document with photo of the shareholder;

•      Legal Entities: (a) last consolidated bylaws or articles of association, as the case may be; (b) other documents that evidence the powers granted to the legal representative(s) of the shareholder, pursuant to its bylaws or articles of association, including, without limitation, minutes of election of directors, officers, powers of attorney etc.; and (c) identity document with photo of the legal representative(s);

•      Investment Funds: (a) last consolidated regulations of the fund; (b) bylaws or articles of association of its administrator or manager, as the case may be, subject to the voting policy of the fund; (c) other documents that evidence the powers granted to the legal representative(s) of the manager or administrator of the fund, as the case may be; and (d) identity document with photo of the legal representative(s).

5.	The Digital Platform to be made available by the Company will allow shareholders registered within the aforementioned period to participate, express themselves and vote at the Shareholders’ Meetings without being physically present, under the terms established by CVM Resolution 81/22. Detailed rules and guidelines, as well as the procedures and additional information for shareholders’ participation in the AGOE through the Digital Platform are included in the Manual.

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After receiving the documents by the means indicated above and confirming their validity and completeness, the Company will accredit the shareholder to participate in the AGOE through the Digital Platform and will send detailed instructions for its use, as well as the access link. Only duly accredited shareholders may participate in the AGOE, in accordance with the term and procedures indicated above.

6.	Shareholders may exercise their voting right by means of: (i) distance voting instrument, sending voting instructions prior to the AGOE; or (ii) participation through the Digital Platform, at the time of the AGOE.

Shareholders who choose to vote by means of a distance voting instrument shall send it, under the terms of CVM Resolution 81/22: 1) to the bookkeeper of the shares issued by the Company; 2) to their custody agents who provide this service, in the case of shareholders holding shares deposited in a central depository; or 3) directly to the Company. For additional information, the shareholder should observe the rules set forth in article 27 of CVM Resolution 81/22 and the procedures described in the Management Proposal and in the Manual. Participation through the Digital Platform will be restricted to the shareholders, their representatives or attorneys-in-fact, as the case may be, who are accredited under the terms described in item 4 above, of the Notice, under the terms of the Manual, and who enter the system until the opening of the proceedings of the Shareholders’ Meetings.

São Paulo, March 28, 2023.

Victorio Carlos De Marchi

Co-Chairman of the Board of Directors

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4.           INFORMATION REGARDING THE MATTERS IN THE AGENDA

4.1 ANNUAL SHAREHOLDERS’ MEETING

1.           Analysis of the management accounts, examination, discussion and voting on the financial statements for the fiscal year ended December 31, 2022.

We propose that the Management accounts are approved and the financial statements relating to the fiscal year ended December 31, 2022, as disclosed on March 2, 2023 on the websites of the CVM and the B3, through the Periodic Information System (Sistema de Informações Periódicas), on the Company’s website (www.ri.ambev.com.br) and on the newspaper Valor Econômico.

We stress that, under the terms of article 10, item III, of CVM Resolution 81/22, the information disclosed in Exhibit A.I to the Management Proposal reflect our comments on the financial situation of the Company.

2.           Allocation of the net profits for the year ended December 31, 2022 and ratification of the payment of interest on own capital for the year ended December 31, 2022, approved by the Board of Directors at the meeting held on December 6, 2022;

We propose that the net profit for the fiscal year ended December 31, 2022 be allocated as indicated below, which is defined in detail in Exhibit A.II of the Management Proposal, prepared in accordance with article 10, sole paragraph, item II, of CVM Resolution 81/22. It is further proposed to ratify the payment of interest on own capital relating to the fiscal year ended December 31, 2022, approved by the Board of Directors at the meeting held on December 6, 2022.

Net Profits	R$ 14,457,942,696.43
Amount allocated to the Tax Incentives Reserve	R$ 2,018,618,239.04
Amount allocated to payment of interest on own capital (gross), declared based on the net profit relating to the fiscal year ended December 31, 2022	R$ 11,999,808,024.92
Amount allocated to the Investments Reserve(1)	R$ 3,696,641,677.77
(1) Including values relating to (i) reversion of effects of the revaluation of fixed assets in the amount of R$ 11,823,167.53; (ii) effect of application of IAS 29/CPC 42 (hyperinflation) in the amount of R$3,224,451,000.00; and (iii) expired dividends in the amount of R$ 20,851,077.77, as detailed in Exhibit A.II to the Management Proposal.

3.           Define the number of members of the Board of Directors and elect the effective and alternate members for a term in office ending at the Ordinary Shareholders’ Meeting to be held in 2026, under the terms of the Company’s Bylaws.

The Company’s Bylaws provides that the Board of Directors will be composed of 5 (five) to 11 (eleven) effective members, and it might have from 2 (two) to 11 (eleven) alternates.

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The Management proposes setting the number of seats of the Board of Directors at 11 (eleven) effective seats and 2 (two) alternates, with or without a separate election.

Shareholders representing at least 5% of the Company’s capital stock may request the adoption of the multiple voting process in the election of the Board of Directors, provided that such request is sent with at least 48 hours in advance of the date and time set for the Ordinary General Meeting, or within the regular term, in case they opt for doing so through distance voting instrument. In the election of board members through the multiple voting process, each share equals to as many votes as the number of members to be elected, and shareholders are allowed to cumulate all of its votes in one candidate or distribute them among more than one.

The controlling shareholders of the Company have appointed 11 (eleven) effective members and 2 (two) alternates for the positions of members of the Board of Directors, which have diverse educational backgrounds and professional experiences, enabling plurality of arguments and more precise decision making by the body, and includes 3 (three) independent members and 3 (three) women (provided that 2 (two) of them are independent members). The following candidates will be put to the vote:

Effective Members -

(i)	by reelection, Michel Dimitrios Doukeris, Brazilian, married, chemical engineer, bearer of Identity Card RG No. 2.595.585 (SSP/SC), enrolled with the CPF/ME under No. 810.940.279-87, resident and domiciled in the City of New York, State of New York, United States of America, to take office as an effective member of the Board of Directors;

(ii)	by reelection, Victorio Carlos De Marchi, Brazilian, married, lawyer, bearer of Identity Card RG No. 2.702.087 (SSP/SP), enrolled with the CPF/ME under No. 008.600.938-91, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors;

(iii)	by reelection, Milton Seligman, Brazilian, married, engineer, bearer of Identity Card RG No. 965.908 (SSP/DF), enrolled with the CPF/ME under No. 093.165.740-72, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors;

(iv)	by reelection, Fabio Colleti Barbosa, Brazilian, married, business administrator, bearer of Identity Card RG No. 5.654.446-7 (SSP/SP), enrolled with the CPF/ME under No. 771.733.258-20, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors;

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(v)	by reelection, Fernando Mommensohn Tennenbaum, Brazilian, married, production engineer, bearer of Identity Card RG No. 18.433.610-7 (SSP/SP), enrolled with the CPF/ME under No. 245.809.418-02, resident and domiciled in the City of New York, State of New York, United States of America, to take office as an effective member of the Board of Directors;

(vi)	by reelection, Lia Machado de Matos, Brazilian, stable union, physicist, bearer of Identity Card RG No. 66.707.627-X (SSP/SP), enrolled with the CPF/ME under No. 071.991.147-88, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors;

(vii)	by reelection, Nelson José Jamel, Brazilian, married, engineer, bearer of Identity Card RG No. 37.990.760-4 (SSP/SP), enrolled with the CPF/ME under No. 025.217.577-80, resident and domiciled in the City of New York, State of New York, United States of America, to take office as an effective member of the Board of Directors;

(viii)	Carlos Eduardo Klutzenschell Lisboa, Brazilian, married, administrator, bearer of Identity Card RG No. 54.929.337-1 (SSP-SP), enrolled with the CPF/ME under No. 694.514.864-53, resident and domiciled in the City of Mexico, Federal District, Mexico, to take office as an effective member of the Board of Directors;

(ix)	by reelection, Claudia Quintella Woods, Brazilian, economist, bearer of Identity Card RG No. 020.462.491-0 (Detran/RJ), enrolled with the CPF/ME under No. 098.823.117-41, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors, as an Independent Director;

(x)	by reelection, Marcos de Barros Lisboa, Brazilian, divorced, economist, bearer of Identity Card RG No. 006.653.074-2 (IFP/RJ), enrolled with the CPF/ME under No. 806.030.257-49, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors, as an Independent Director;

(xi)	Luciana Pires Dias, Brazilian, lawyer, bearer of Identity Card RG No. 26.180.321-9 (SSP/SP), enrolled with the CPF/ME under No. 251.151.348-02, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors, as an Independent Director;

Alternate Members (not linked to any specific member, pursuant to the Company’s Bylaws) -

(xii)	Ricardo Tadeu Almeida Cabral de Soares, Brazilian, married, lawyer, bearer of Identity Card RG No. 09993497 (SSP/RJ), enrolled with the CPF/ME under No. 430.148.771-90, resident and domiciled in the City of New York, State of New York, United States of America, to take office as an alternate member of the Board of Directors; and

(xiii)	David Henrique Galatro de Almeida, Brazilian, economist, bearer of Identity Card RG No. 10.800.879-8 (IFP/RJ), enrolled with the CPF/ME under No. 217.625.768-56, resident and domiciled in the City of New York, State of New York, United States of America, to take office as an alternate member of the Board of Directors.

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The controlling shareholders of the Company declare that the appointment order of the members of the Board of Directors set forth above shall be observed if any of the events described in article 141 of Law No. 6,404/76 occurs.

As per the qualification statements on the independence requirements provided by the candidates, and pursuant to the favorable opinion the Company’s Board of Directors, we inform that the candidates appointed as independent directors comply with the independency requirements set forth in the regulation in force.

We clarify that, under the terms of article 11, item I, of CVM Resolution 81/22, the information referring to the candidates nominated as members of the Board of Directors indicated above are further detailed in Exhibit A.III to the Management Proposal.

4.                Election of the effective and alternate members of the Fiscal Council for a term in office ending at the Ordinary Shareholders’ Meeting to be held in 2024, pursuant to the terms of the Company's Bylaws.

The controlling shareholders appoint as members of the Fiscal Council the individuals qualified below, which compose the “Controller Appointment – Fiscal Council” block:

(i)	by reelection, José Ronaldo Vilela Rezende, Brazilian, married, accountant, bearer of Identity Card RG No. M-2.399.128 (SSP/MG), enrolled with the CPF/ME under No. 501.889.846-15, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Fiscal Council of the Company;

(ii)	by reelection, Elidie Palma Bifano, Brazilian, married, lawyer, bearer of Identity Card RG No. 3.076.167 (SSP/SP), enrolled with the CPF/ME under No. 395.907.558-87, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Fiscal Council of the Company;

(iii)	by reelection, Emanuel Sotelino Schifferle, Brazilian, married, engineer, bearer of Identity Card RG No. 01.433.665-5 (IFP/RJ), enrolled with the CPF/ME under No. 009.251.367-00, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an alternate member of the Fiscal Council of the Company; and

(iv)	by reelection, Eduardo Rogatto Luque, Brazilian, married, accountant, bearer of the Identity Card RG No. 17.841.962-X (SSP/SP), enrolled with the CPF/ME under No. 142.773.658-84, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an alternate member of the Fiscal Council of the Company.

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Additionally, Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, pursuant to article 37, item I, of CVM Resolution 81/22, informed the Company's Management that it will appoint for the position of members of the Fiscal Council:

(i)	Fabio de Oliveira Moser, Brazilian citizen, married, administrator, bearer of Identity Card RG No. 061.802.773 (IFP/RJ), enrolled with the CPF/ME under No. 777.109.677-87, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an effective member of the Company's Fiscal Council; and

(ii)	Nilson Martiniano Moreira, Brazilian, divorced, economist, bearer of Identity Card RG No. 044.383.967-97 (Detran/DF), enrolled with the CPF/ME under No. 583.491.386-53, resident and domiciled in the City of Brasilia, Federal District, to take office as an alternate member of the Company’s Fiscal Council.

We clarify that, under the terms of article 11, item I, of CVM Resolution 81/22, the information referring to the candidates nominated as members of the Fiscal Council of the Company listed above are further detailed in Exhibit A.IV of the Management Proposal.

5.                Establishment of the global compensation of the managers for year 2023.

We propose that the global compensation of the managers for the year 2023 (that is, between January 1, 2023 and December 31, 2023) be established in the global amount of up to R$ 173.606.830,00.

The abovementioned proposed amount for the year 2023 refers to the amount to be recognized in the Company’s books results in the case of overall achievement of the individual and collective targets of the Company, not necessarily having a disbursement by the Company throughout the year.

The increase of the proposed amount for the year 2023 substantially results due to the following: (i) modification of the grace period of some of the share-based compensation programs of the Company, resulting in an accounting recognition of a higher amount throughout the year; and (ii) higher achievement of individual and collective targets of the Company in the years of 2021 and 2022, causing the recognition of expenses of share-based compensation programs, which grace period varies up to 5 years, with proportional recognitions in each year.

In addition, the proposed compensation of the managers is affected by adjustments related to inflation and benchmarking exercises performed with other publicly-held companies, as well as studies performed by external consultants.

Therefore, factors as the change of the grace period in new share-based compensation programs, adjustment by the inflation and performance of the previous years explain the difference between the proposed global compensation for the years 2022 and 2023.

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The Company’s Management understand that the proposed compensation amount is consistent to the compensation of other publicly-held companies, considering size, territorial reach and number of Management seats.

According to the CVM guidance (item 3.4.5 of Circular-Notice/Annual-2023-CVM/SEP - “Circular Notice”), the global amount of managers’ compensation to be approved in the Ordinary Shareholders’ Meeting according to article 152 of Law No. 6,404/76 must include, besides the fixed compensation and short-term variable of the managers, the expenses relating to the recognition of the fair value of the stock options and/or the shares that the Company intends to grant in the fiscal year.

We stress that in the global amount of managers’ compensation are included (i) the expenses associated with the recognition of the fair value of the stock options the Company intends to grant in this fiscal year based on the Stock Option Plan, dated as of June 30, 2013 (“Option Plan”); and (ii) the expenses associated with the recognition of the fair value of the share-based compensation the Company intends to enforce in this fiscal year based on the Share-Based Compensation Plan, dated as of April 29, 2016, as amended on April 24, 2020 (“Stock Plan” and, together with the Option Plan, the “Plans”), in both cases with accounting, and not financial, effects set forth in CPC 10. Additionally, it should be noted that the global compensation proposed for 2023 considers the current structure of the board of executive officers, as approved by the Board of Directors at a meeting held on December 23, 2022.

The model adopted to define the compensation of the Board of Directors is aligned with market best practices for companies with businesses, risks and complexity similar to those of the Company.

The compensation of the members of the Board of Directors is divided into: (i) fixed compensation, which is aligned with the market average; and (ii) variable compensation, considering the sustainable growth of the Company and its businesses in the long term, with the purpose of stimulating and rewarding significant results through profit sharing. As mentioned above, the Company also has the Option Plan and the Stock Plan, as detailed in Exhibit V of the Management Proposal.

The compensation of the Board of Executive Officers is divided into fixed and variable components, with the base salary (fixed component) in line with the market average and variable compensation (profit sharing) the main long-term incentive. The members of the Board of Executive Officers are offered options and/or shares granted within the scope of the Plans approved by General Shareholders’ Meeting and, eventually, in the case of executives identified as having high potential for the long term, Share Appreciation Rights are granted. The purpose is to promote the alignment of executives’ interests to generate long-term value for the Company.

The definition of the compensation of the Company’s Board of Executive Officers observes the following principles: (i) the compensation is an instrument for attracting and retaining talent; (ii) the compensation must be competitive in relation to companies that operate in the same market in which the Company operates; (iii) the compensation must be aligned with the Company’s performance culture, with greater emphasis on its variable component, based on results and exceptional performance; (iv) the compensation must provide long-term value construction; (v) the compensation must take into account organizational and individual performance; (vi) the compensation must involve the cascading of goals, in order to create alignment across the organization; and (vii) the compensation must be linked to the Company’s success in the medium and long term.

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The members of the Board of Executive Officers are entitled to receive the benefits set forth in the Company’s benefit policy, as described in the Company’s Reference Form and available on the CVM website and the Company’s investor relations website.

In addition, the People Committee annually assesses the retention of the Company’s talent, which includes an analysis of the need to adapt the compensation practices adopted by the Company. If such committee deems it necessary, adjustments to these practices are proposed to the Board of Directors.

We inform that the amount paid as global compensation attributed to the managers of the Company for the year 2022 was R$ 118.179.455,00. Such amount is inferior to the limit approved by the Ordinary Shareholders’ Meeting held on April 29, 2022, of R$ 121,572,686.14 for the managers. The difference verified between the limits approved by the Ordinary Shareholders’ Meeting of the Company on April 29, 2022 and the amounts actually paid as per the global compensation attributed to the managers is justified, mainly, due to the variable component of the compensation, which is linked to specific performance goals of the managers and the Company, that were not entirely met.

Finally, according to the understanding of the CVM’s Collective Body in a meeting held on 12/08/2020 in Proceeding No. 19957.007457/2018-10, included in the Circular Notice, the overall compensation of the Management must be net of employer’s payroll charges, which are not covered by the definition of “benefit of any kind” set forth in article 152 of Law No. 6,404/76. Please note that the information required for the necessary analysis of the proposal of compensation of the managers, as provided in article 13 of CVM Resolution 81/22, is set forth in Exhibit A.V to the Management Proposal, more specifically in item 8.2.

6.           Establish the compensation of the Fiscal Council

We propose that the global compensation of the Fiscal Council, for year 2023 (that is, between January 1, 2023 and December 31, 2023), be established in the global amount of up to R$ 2.209.282,00, with the compensation of the alternate members corresponding to half the amount received by effective members, which complies with the provisions of article 152 of Law No. 6,404/76.

We inform that the amount paid to the global compensation account attributed to the members of the Company’s Fiscal Council, for year 2022, was R$ 1.996.508,00.

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4.2 EXTRAORDINARY SHAREHOLDERS’ MEETING

7.                Amendments to the Company’s Bylaws.

We propose that the Company’s Bylaws be amended, as detailed in Exhibit B.I to the Management Proposal, in order to:

(a)                  approve the inclusion of item “r” of article 3.

The Management proposes detailing the corporate purpose, with the inclusion of activities related to the main activities developed by the Company, notably with regard to the development of softwares and other technological initiatives related to commerce and/or service.

The Company clarifies that the detailing of the proposed corporate purpose does not modify its operating segment and its predominant activities, representing only an addition of ancillary or integrated activities with those already performed by the Company, compatible with its purposes, and, therefore, if approved, will not give rise to shareholders’ right to withdrawal pursuant to the terms of articles 136, item VI, and 137, item I, of Law No. 6,404/76.

Once this proposal is approved, the wording of item “r” of article 3 of the Company’s Bylaws will be the one indicated in Exhibit B.I to the Management Proposal.

(b) amend the heading of article 5 to reflect the capital increases approved by the Company’s Board of Directors, within the authorized capital limit until the date of the Shareholders’ Meeting.

If the proposal is approved, the language of the heading of article 5 of the Company’s Bylaws of the Company shall be that indicated in Exhibit B.I of the Management Proposal.

(c)       amend paragraph 5 of article 15, in order to adapt it to the provisions of CVM Resolution 80, of March 29, 2022 (“CVM Resolution 80/22”).

The purpose of the amendment is to adapt the Company’s Bylaws to the requirements imposed by CVM Resolution 80/22, in particular, regarding: (i) the minimum number of independent members of the Board of Directors of publicly-held companies listed on the stock exchange; and (ii) the respective requirements for setting the independence of such directors.

Once this proposal is approved, the wording of paragraph 5 of article 15 of the Company’s Bylaws will be the one indicated in Exhibit B.I to the Management Proposal.

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(d)       amend the wording of item “c” of article 21, in order to detail the matters for resolution within the competence of the Board of Directors.

The purpose of the amendment is to clarify, in the Company’s Bylaws, that all the Company’s annual long-term strategic plans shall be approved by the Board of Directors.

Once this proposal is approved, the wording of article 21 of the Company’s Bylaws will be the one indicated in Exhibit B.I to the Management Proposal.

8.                Approve the consolidation of the Company’s Bylaws.

In order to reflect the foregoing amendments, the Management proposes the restatement of the Company’s Bylaws, under the terms of the Exhibit B.I to the Management Proposal.

4.3 DOCUMENTS DISCLOSED TO SHAREHOLDERS

The following documents were published on March 2, 2023 on the newspaper “Valor Econômico”: (i) the annual management report; (ii) the financial statements regarding the fiscal year ended on December 31, 2022; (iii) the report of the independent accountant’s opinion; and (iv) the Fiscal Council’s opinion.

The documents and information referred to above and those listed in CVM Resolution 81/22 were presented by means of its information system Empresas.Net, in accordance with Article 7 of such Resolution, and are available to the shareholders at the Company’s headquarters, on its Investor Relations website (ri.ambev.com.br), and on the websites of B3 (www.b3.com.br) and CVM (www.cvm.gov.br).

* * *

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EXHIBIT

AMBEV S.A.

MANAGEMENT PROPOSAL

ORDINARY AND EXTRAORDINARY

SHAREHOLDERS’ MEETINGS

MARCH 28, 2023

22

AMBEV S.A.

CNPJ/ME [National Corporate Taxpayers Register of the Ministry of Economy] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

To the Shareholders,

We hereby present the following Management Proposal regarding the matters set forth in the agenda for the Ordinary and Extraordinary Shareholders’ Meetings of Ambev S.A. (“Company” and “AGOE”, respectively) to be held, cumulatively, on April 28, 2023, at 2:00 p.m. (“Proposal”):

A.	Annual Shareholders’ Meeting:

1.           Analysis of the management accounts, examination, discussion and voting on the financial statements for the fiscal year ended December 31, 2022.

We propose that the Management accounts are approved and the financial statements relating to the fiscal year ended December 31, 2022, as disclosed on March 2, 2023 on the websites of the Brazilian Securities Commission (“CVM”) and the B3 S.A. – Brasil, Bolsa, Balcão, through the Periodic Information System (Sistema de Informações Periódicas), on the Company’s website (www.ri.ambev.com.br) and on the newspaper Valor Econômico.

We stress that, under the terms of article 10, item III, of CVM Resolution No. 81, of March 29, 2022 (“CVM Resolution 81/22”), the information disclosed in Exhibit A.I to the Proposal reflect our comments on the financial situation of the Company.

2.           Allocation of the net profits for the year ended December 31, 2022 and ratification of the payment of interest on own capital for the year ended December 31, 2022, approved by the Board of Directors at the meeting held on December 6, 2022.

We propose that the net profit for the fiscal year ended December 31, 2022 be allocated as indicated below, which is defined in detail in Exhibit A.II of the Proposal, prepared in accordance with article 10, sole paragraph, item II, of CVM Resolution 81/22. It is further proposed to ratify the payment of interest on own capital relating to the fiscal year ended December 31, 2022, approved by the Board of Directors at the meeting held on December 6, 2022.

Net Profits	R$ 14,457,942,696.43
Amount allocated to the Tax Incentives Reserve	R$ 2,018,618,239.04
Amount allocated to payment of interest on own capital (gross), declared based on the net profit relating to the fiscal year ended December 31, 2022	R$ 11,999,808,024.92
Amount allocated to the Investments Reserve(1)	R$ 3,696,641,677.77
(1) Including values relating to (i) reversion of effects of the revaluation of fixed assets in the amount of R$ 11,823,167.53; (ii) effect of application of IAS 29/CPC 42 (hyperinflation) in the amount of R$3,224,451,000.00; and (iii) expired dividends in the amount of R$ 20,851,077.77, as detailed in Exhibit A.II to the Proposal.

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3.           Define the number of members of the Board of Directors and elect the effective and alternate members for a term in office ending at the Ordinary Shareholders’ Meeting to be held in 2026, under the terms of the Company’s Bylaws.

The Company’s Bylaws provides that the Board of Directors will be composed of 5 (five) to 11 (eleven) effective members, and it might have from 2 (two) to 11 (eleven) alternates.

The Management proposes setting the number of seats of the Board of Directors at 11 (eleven) effective seats and 2 (two) alternates, with or without a separate election.

Shareholders representing at least 5% of the Company’s capital stock may request the adoption of the multiple voting process in the election of the Board of Directors, provided that such request is sent with at least 48 hours in advance of the date and time set for the Ordinary General Meeting, or within the regular term, in case they opt for doing so through distance voting instrument. In the election of board members through the multiple voting process, each share equals to as many votes as the number of members to be elected, and shareholders are allowed to cumulate all of its votes in one candidate or distribute them among more than one.

The controlling shareholders of the Company have appointed 11 (eleven) effective members and 2 (two) alternates for the positions of members of the Board of Directors, which have diverse educational backgrounds and professional experiences, enabling plurality of arguments and more precise decision making by the body, and includes 3 (three) independent members and 3 (three) women (provided that 2 (two) of them are independent members). The following candidates will be put to the vote:

Effective Members -

(i)	by reelection, Michel Dimitrios Doukeris, Brazilian, married, chemical engineer, bearer of Identity Card RG No. 2.595.585 (SSP/SC), enrolled with the CPF/ME under No. 810.940.279-87, resident and domiciled in the City of New York, State of New York, United States of America, to take office as an effective member of the Board of Directors;

(ii)	by reelection, Victorio Carlos De Marchi, Brazilian, married, lawyer, bearer of Identity Card RG No. 2.702.087 (SSP/SP), enrolled with the CPF/ME under No. 008.600.938-91, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors;

(iii)	by reelection, Milton Seligman, Brazilian, married, engineer, bearer of Identity Card RG No. 965.908 (SSP/DF), enrolled with the CPF/ME under No. 093.165.740-72, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors;

(iv)	by reelection, Fabio Colleti Barbosa, Brazilian, married, business administrator, bearer of Identity Card RG No. 5.654.446-7 (SSP/SP), enrolled with the CPF/ME under No. 771.733.258-20, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors;

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(v)	by reelection, Fernando Mommensohn Tennenbaum, Brazilian, married, production engineer, bearer of Identity Card RG No. 18.433.610-7 (SSP/SP), enrolled with the CPF/ME under No. 245.809.418-02, resident and domiciled in the City of New York, State of New York, United States of America, to take office as an effective member of the Board of Directors;

(vi)	by reelection, Lia Machado de Matos, Brazilian, stable union, physicist, bearer of Identity Card RG No. 66.707.627-X (SSP/SP), enrolled with the CPF/ME under No. 071.991.147-88, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors;

(vii)	by reelection, Nelson José Jamel, Brazilian, married, engineer, bearer of Identity Card RG No. 37.990.760-4 (SSP/SP), enrolled with the CPF/ME under No. 025.217.577-80, resident and domiciled in the City of New York, State of New York, United States of America, to take office as an effective member of the Board of Directors;

(viii)	Carlos Eduardo Klutzenschell Lisboa, Brazilian, married, administrator, bearer of Identity Card RG No. 54.929.337-1 (SSP-SP), enrolled with the CPF/ME under No. 694.514.864-53, resident and domiciled in the City of Mexico, Federal District, Mexico, to take office as an effective member of the Board of Directors;

(ix)	by reelection, Claudia Quintella Woods, Brazilian, economist, bearer of Identity Card RG No. 020.462.491-0 (Detran/RJ), enrolled with the CPF/ME under No. 098.823.117-41, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors, as an Independent Director;

(x)	by reelection, Marcos de Barros Lisboa, Brazilian, divorced, economist, bearer of Identity Card RG No. 006.653.074-2 (IFP/RJ), enrolled with the CPF/ME under No. 806.030.257-49, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors, as an Independent Director;

(xi)	Luciana Pires Dias, Brazilian, lawyer, bearer of Identity Card RG No. 26.180.321-9 (SSP/SP), enrolled with the CPF/ME under No. 251.151.348-02, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors, as an Independent Director;

Alternate Members (not linked to any specific member, pursuant to the Company’s Bylaws) -

(xii)	Ricardo Tadeu Almeida Cabral de Soares, Brazilian, married, lawyer, bearer of Identity Card RG No. 09993497 (SSP/RJ), enrolled with the CPF/ME under No. 430.148.771-90, resident and domiciled in the City of New York, State of New York, United States of America, to take office as an alternate member of the Board of Directors; and

(xiii)	David Henrique Galatro de Almeida, Brazilian, economist, bearer of Identity Card RG No. 10.800.879-8 (IFP/RJ), enrolled with the CPF/ME under No. 217.625.768-56, resident and domiciled in the City of New York, State of New York, United States of America, to take office as an alternate member of the Board of Directors.

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The controlling shareholders of the Company declare that the appointment order of the members of the Board of Directors set forth above shall be observed if any of the events described in article 141 of Law No. 6,404/76 occurs.

As per the qualification statements on the independence requirements provided by the candidates, and pursuant to the favorable opinion the Company’s Board of Directors, we inform that the candidates appointed as independent directors comply with the independency requirements set forth in the regulation in force.

We clarify that, under the terms of article 11, item I, of CVM Resolution 81/22, the information referring to the candidates nominated as members of the Board of Directors indicated above are further detailed in Exhibit A.III to the Proposal.

4.                Election of the effective and alternate members of the Fiscal Council for a term in office ending at the Ordinary Shareholders’ Meeting to be held in 2024, pursuant to the terms of the Company's bylaws.

The controlling shareholders appoint as members of the Fiscal Council the individuals qualified below, which compose the “Controller Appointment – Fiscal Council” block:

(i)	by reelection, José Ronaldo Vilela Rezende, Brazilian, married, accountant, bearer of Identity Card RG No. M-2.399.128 (SSP/MG), enrolled with the CPF/ME under No. 501.889.846-15, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Fiscal Council of the Company;

(ii)	by reelection, Elidie Palma Bifano, Brazilian, married, lawyer, bearer of Identity Card RG No. 3.076.167 (SSP/SP), enrolled with the CPF/ME under No. 395.907.558-87, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Fiscal Council of the Company;

(iii)	by reelection, Emanuel Sotelino Schifferle, Brazilian, married, engineer, bearer of Identity Card RG No. 01.433.665-5 (IFP/RJ), enrolled with the CPF/ME under No. 009.251.367-00, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an alternate member of the Fiscal Council of the Company; and

(iv)	by reelection, Eduardo Rogatto Luque, Brazilian, married, accountant, bearer of the Identity Card RG No. 17.841.962-X (SSP/SP), enrolled with the CPF/ME under No. 142.773.658-84, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an alternate member of the Fiscal Council of the Company.

Additionally, Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, pursuant to article 37, item I, of CVM Resolution 81/22, informed the Company's Management that it will appoint for the position of members of the Fiscal Council:

(i)	Fabio de Oliveira Moser, Brazilian citizen, married, administrator, bearer of Identity Card RG No. 061.802.773 (IFP/RJ), enrolled with the CPF/ME under No. 777.109.677-87, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an effective member of the Company's Fiscal Council; and

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(ii)	Nilson Martiniano Moreira, Brazilian, divorced, economist, bearer of Identity Card RG No. 044.383.967-97 (Detran/DF), enrolled with the CPF/ME under No. 583.491.386-53, resident and domiciled in the City of Brasilia, Federal District, to take office as an alternate member of the Company’s Fiscal Council.

We clarify that, under the terms of article 11, item I, of CVM Resolution 81/22, the information referring to the candidates nominated as members of the Fiscal Council of the Company listed above are further detailed in Exhibit A.IV of this Proposal.

5.                Establishment of the global compensation of the managers for year 2023.

We propose that the global compensation of the managers for the year 2023 (that is, between January 1, 2023 and December 31, 2023) be established in the global amount of up to R$ 173.606.830,00.

The abovementioned proposed amount for the year 2023 refers to the amount to be recognized in the Company’s books results in the case of overall achievement of the individual and collective targets of the Company, not necessarily having a disbursement by the Company throughout the year.

The increase of the proposed amount for the year 2023 substantially results due to the following: (i) modification of the grace period of some of the share-based compensation programs of the Company, resulting in an accounting recognition of a higher amount throughout the year; and (ii) higher achievement of individual and collective targets of the Company in the years of 2021 and 2022, causing the recognition of expenses of share-based compensation programs, which grace period varies up to 5 years, with proportional recognitions in each year.

In addition, the proposed compensation of the managers is affected by adjustments related to inflation and benchmarking exercises performed with other publicly-held companies, as well as studies performed by external consultants.

Therefore, factors as the change of the grace period in the share-based compensation programs, adjustment by the inflation and performance of the previous years explain the difference between the proposed global compensation for the years 2022 and 2023.

The Company’s Management understand that the proposed compensation amount is consistent to the compensation of other publicly-held companies, considering size, territorial reach and number of management seats.

According to the CVM guidance (item 3.4.5 of Circular-Notice/Annual-2023-CVM/SEP - “Circular Notice”), the global amount of managers’ compensation to be approved in the Ordinary Shareholders’ Meeting according to article 152 of Law No. 6,404/76 must include, besides the fixed compensation and short-term variable of the managers, the expenses relating to the recognition of the fair value of the stock options and/or the shares that the Company intends to grant in the fiscal year.

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We stress that in the global amount of managers’ compensation are included (i) the expenses associated with the recognition of the fair value of the stock options the Company intends to grant in this fiscal year based on the Stock Option Plan, dated as of June 30, 2013 (“Option Plan”); and (ii) the expenses associated with the recognition of the fair value of the share-based compensation the Company intends to enforce in this fiscal year based on the Share-Based Compensation Plan, dated as of April 29, 2016, as amended on April 24, 2020 (“Stock Plan” and, together with the Option Plan, the “Plans”), in both cases with accounting, and not financial, effects set forth in CPC 10. Additionally, it should be noted that the global compensation proposed for 2023 considers the current structure of the board of executive officers, as approved by the Board of Directors at a meeting held on December 23, 2022.

The model adopted to define the compensation of the Board of Directors is aligned with market best practices for companies with businesses, risks and complexity similar to those of the Company.

The compensation of the members of the Board of Directors is divided into: (i) fixed compensation, which is aligned with the market average; and (ii) variable compensation, considering the sustainable growth of the Company and its businesses in the long term, with the purpose of stimulating and rewarding significant results through profit sharing. As mentioned above, the Company also has the Option Plan and the Stock Plan, as detailed in Exhibit V of this Proposal.

The compensation of the Board of Executive Officers is divided into fixed and variable components, with the base salary (fixed component) aligned with the market average and variable compensation (profit sharing) the main long-term incentive. The members of the Board of Executive Officers are offered options and/or shares granted within the scope of the Plans approved by General Shareholders’ Meeting and, eventually, in the case of executives identified as having high potential for the long term, Share Appreciation Rights are granted. The purpose is to promote the alignment of executives’ interests to generate long-term value for the Company.

The definition of the compensation of the Company’s Board of Executive Officers observes the following principles: (i) the compensation is an instrument for attracting and retaining talent; (ii) the compensation must be competitive in relation to companies that operate in the same market in which the Company operates; (iii) the compensation must be aligned with the Company’s performance culture, with greater emphasis on its variable component, based on results and exceptional performance; (iv) the compensation must provide long-term value construction; (v) the compensation must take into account organizational and individual development; (vi) the compensation must involve the cascading of goals, in order to create alignment across the organization; and (vii) the compensation must be linked to the Company’s success in the medium and long term.

The members of the Board of Executive Officers are entitled to receive the benefits set forth in the Company’s benefit policy, as described in the Company’s Reference Form and available on the CVM website and the Company’s investor relations website.

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In addition, the People Committee annually assesses the retention of the Company’s talent, which includes an analysis of the need to adapt the compensation practices adopted by the Company. If such committee deems it necessary, adjustments to these practices are proposed to the Board of Directors.

We inform that the amount paid as global compensation attributed to the managers of the Company for the year 2022 was R$ 118.179.455,00. Such amount is inferior to the limit approved by the Ordinary Shareholders’ Meeting held on April 29, 2022, of R$ 121,572,686.14 for the managers. The difference verified between the limits approved by the Ordinary Shareholders’ Meeting of the Company on April 29, 2022 and the amounts actually paid as per the global compensation attributed to the managers is justified, mainly, due to the variable component of the compensation, which is linked to specific performance goals of the managers and the Company, that were not entirely met.

Finally, according to the understanding of the CVM Collegiate body in a meeting held on 12/08/2020 in Proceeding No. 19957.007457/2018-10, included in the Circular Notice, the overall compensation of the Management must be net of employer’s payroll charges, which are not covered by the definition of “benefit of any kind” set forth in article 152 of Law No. 6,404/76. Please note that the information required for the necessary analysis of the proposal of compensation of the managers, as provided in article 13 of CVM Resolution 81/22, is set forth in Exhibit A.V to this Proposal, more specifically in item 8.2.

6.           Establish the compensation of the Fiscal Council

We propose that the global compensation of the Fiscal Council, for year 2023 (that is, between January 1, 2023 and December 31, 2023), be established in the global amount of up to R$ 2.209.282,00, with the compensation of the alternate members corresponding to half the amount received by effective members, which complies with the provisions of article 152 of Law No. 6,404/76.

We inform that the amount paid to the global compensation account attributed to the members of the Company’s Fiscal Council, for year 2022, was R$ 1.996.508,00.

B.	Extraordinary Shareholders’ Meeting:

7.                Amendments to the Company’s Bylaws.

We propose that the Company’s Bylaws be amended, as detailed in Exhibit B.I to this Proposal, in order to:

(a)                  approve the inclusion of item “r” of article 3.

The Management proposes detailing the corporate purpose, with the inclusion of activities related to the main activities developed by the Company, notably with regard to the development of softwares and other technological initiatives related to commerce and/or service.

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The Company clarifies that the detailing of the proposed corporate purpose does not modify its operating segment and its predominant activities, representing only an addition of ancillary or integrated activities with those already performed by the Company, compatible with its purposes, and, therefore, if approved, will not give rise to shareholders’ right to withdrawal pursuant to the terms of articles 136, item VI, and 137, item I, of Law No. 6,404/76.

Once this proposal is approved, the wording of item “r” of article 3 of the Company’s Bylaws will be the one indicated in Exhibit B.I to this Proposal.

(b)                  amend the heading of article 5 to reflect the capital increases approved by the Company’s Board of Directors, within the authorized capital limit until the date of the Shareholders’ Meeting.

If this proposal is approved, the language of the heading of article 5 of the Company’s Bylaws will be that indicated in Exhibit B.I of this Proposal.

(c)       amend paragraph 5 of article 15, in order to adapt it to the provisions of CVM Resolution 80, of March 29, 2022 (“CVM Resolution 80/22”).

The purpose of the amendment is to adapt the Company’s Bylaws to the requirements imposed by CVM Resolution 80/22, in particular, regarding: (i) the minimum number of independent members of the Board of Directors of publicly-held companies listed on the stock exchange; and (ii) the respective requirements for setting the independence of such directors.

Once this proposal is approved, the wording of paragraph 5 of article 15 of the Company’s Bylaws will be the one indicated in Exhibit B.I to this Proposal.

(d)       amend the wording of item “c” of article 21, in order to detail the matters for resolution within the competence of the Board of Directors.

The purpose of the amendment is to clarify, in the Company’s Bylaws, that all the Company’s annual long-term strategic plans shall be approved by the Board of Directors.

Once this proposal is approved, the wording of article 21 of the Company’s Bylaws will be the one indicated in Exhibit B.I to this Proposal.

8.                Approve the consolidation of the Company’s Bylaws.

In order to reflect the foregoing amendments, the Management proposes the restatement of the Company’s Bylaws, under the terms of the Exhibit B.I to this Proposal.

São Paulo, March 28, 2023.

The Management

Ambev S.A.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2023

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer